

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

James W. Creamer, III
Chief Financial Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
CHATSWORTH, CA 91311

      Re: Cavitation Technologies, Inc.
          10-K filed October 13, 2022
          File No. 000-53239

Dear James W. Creamer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services